UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-34238

THE9 LIMITED

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

The9 Limited Announces Unaudited Financial Information
As of and For the Six Months Ended June 30, 2025

In compliance with NASDAQ Rule 5250(c)(2), The9 Limited (the “Company”) hereby announces its unaudited condensed consolidated statements of operations and comprehensive loss for the six months ended June 30, 2025 and its unaudited condensed consolidated balance sheet as of June 30, 2025.

THE9 LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$. All amounts in thousands, except for per share data, or otherwise noted.)

	Six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
			(Note 1)
Revenues:
Cryptocurrency mining revenue	91,332	40,320	5,629
Online game services and other revenues	752	21,745	3,036

Total net revenues	92,084	62,065	8,665
Cost of cryptocurrency mining	(79,416)	(48,313)	(6,744)
Cost of online game services and other revenues	(5,689)	(15,048)	(2,101)
Total cost	(85,105)	(63,361)	(8,845)

Gross profit (loss)	6,979	(1,296)	(180)

Operating income (expenses):
Product development	(405)	(292)	(41)
Sales and marketing	(97)	(218)	(30)
General and administrative	(59,237)	(67,368)	(9,404)
Realized gain on exchange cryptocurrencies	35,029	10,627	1,483
Fair value change on cryptocurrencies	2,055	23,435	3,271
Other operating expenses	(87)	-	-
Total operating expenses	(22,742)	(33,816)	(4,721)

Loss from operations	(15,763)	(35,112)	(4,901)

Loss on disposal of subsidiaries	(9)	-	-
Impairment on equity investments (Note 2)	-	(42,771)	(5,971)
Impairment on other investments	(3,764)	(581)	(81)
Interest expenses, net	(6,912)	(6,361)	(888)
Gain on fair value of derivative	17,947	14,825	2,070
Changes in fair value on other investments	-	46	6
Other income, net	2,754	2,178	304
Foreign transaction exchange gain	3,685	511	71
Loss from continuing operations before income taxes and share of loss in equity method investments	(2,062)	(67,265)	(9,390)
Income tax expense	-	(134)	(19)
Share of loss in equity method investments	(330)	(571)	(80)
Net loss (Note 2)	(2,392)	(67,970)	(9,489)
Net income (loss) attributable to noncontrolling interest	(2,618)	928	128
Net income (loss) attributable to The9 Limited	226	(68,898)	(9,617)
Other comprehensive loss:
Currency translation adjustments	629	(150)	(21)
Total comprehensive loss	(1,763)	(68,120)	(9,510)
Comprehensive income (loss) attributable to:
Noncontrolling interest	(2,618)	928	129
The9 Limited	855	(69,048)	(9,639)
Net income (loss) attributable to holders of ordinary shares per share
- Basic and diluted	-	(0.04)	(0.01)

Weighted average number of shares outstanding
- Basic and diluted	1,275,183	1,719,077	1,719,077

THE9 LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$. All amounts in thousands, except for share data, or otherwise noted.)

	As of December 31, 2024	As of June 30, 2025	As of June 30, 2025
	RMB	RMB	US$
		(UNAUDITED)	(UNAUDITED)
			(Note 1)
Assets
Current Assets:
Cash and cash equivalents	10,911	36,095	5,039
Accounts receivable, net of allowance for doubtful accounts	-	1,123	157
Prepayments and other current assets, net of allowance for doubtful accounts	26,047	26,172	3,653
Advances to suppliers	-	840	117
Amounts due from related parties	600	583	81
Cryptocurrencies	12,192	35,384	4,939
Cryptocurrencies, restricted	193,938	271,701	37,928
Loan receivable-short term	-	2,156	301
Total current assets	243,688	374,054	52,215

Investments	297,223	239,018	33,366
Call option assets	15,843	28,715	4,008
Property, equipment and software, net	16,549	8,720	1,217
Operating lease right-of-use assets	4,283	3,834	535
License assets	9,000	9,000	1,256
Deferred royalty costs	9,000	9,000	1,256
Other long-lived assets, net	41,058	40,977	5,720
Total Assets	636,644	713,318	99,573

Liabilities, Redeemable Noncontrolling Interest and Shareholders' Equity
Current Liabilities:
Accounts payable	5,528	7,835	1,091
Other taxes payable	1,466	1,491	208
Advances from customers	10,228	10,228	1,428
Amounts due to related parties	9,658	9,658	1,348
Loan, net	89,102	142,589	19,905
Convertible notes	43,061	15,912	2,221
Conversion feature derivative liability	-	8,067	1,126
Interest payables	1,480	2,523	352
Accrued expense and other current liabilities	41,666	42,681	5,958
Current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	2,841	1,497	209
Deferred revenue	577	469	66
Put option liability	-	188	26
Total current liabilities	205,607	243,138	33,938
Put option liability	1,923	-	-
Non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	1,604	2,319	324
Total Liabilities	209,134	245,457	34,262

Ordinary shares contingently redeemable	102,638	72,699	10,148
Shareholders' Equity
Class A ordinary shares (US$0.01 par value; 4,300,000,000 shares authorized, 3,675,467,659 and 4,473,978,301 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	258,481	291,315	40,666
Class B ordinary shares (US$0.01 par value; 600,000,000 shares authorized, 63,607,334 and 63,607,334 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	4,490	4,533	633
Additional paid-in capital	4,510,451	4,615,183	644,255
Statutory reserves	7,327	7,327	1,023
Accumulated other comprehensive loss	(11,890)	(11,892)	(1,660)
Accumulated deficit	(4,430,210)	(4,499,108)	(628,052)
The9 Limited shareholders' equity	338,649	407,358	56,865
Noncontrolling interest	(13,777)	(12,196)	(1,702)
Total shareholder's equity	324,872	395,162	55,163
Total liabilities, ordinary shares contingently redeemable and shareholders' equity	636,644	713,318	99,573

Note 1: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB7.1636, representing the noon buying rate on the last trading day of June 2025 (June 30, 2025) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: The Company's net loss was mainly attributable to an impairment loss on equity investments, primarily relating to Beijing Weimingnaonao Science And Technology Co., Ltd., for the six months ended June 30, 2025. During the period in which the Company invested in Beijing Weimingnaonao Science And Technology Co., Ltd., its operating performance remained weak and its development prospects were uncertain. As a result, the Company recognized an impairment loss of RMB42.8 million (US$6.0 million) for the six months ended June 30, 2025.

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 is committed to becoming a global diversified high-tech Internet company and is engaged in online games operation, Bitcoin mining business and AI-driven drug discovery investment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By	:	/s/ George Lai
Name:	:	George Lai
Title:	:	Director and Chief Financial Officer

Date: December 22, 2025